02038006

PE
3/31/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of March, 2002

TVX GOLD INC.
(Translation of registrant's name into English)

Suite 1200, 220 Bay Street
Toronto, Ontario M5J 2W4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____________ Form 40-F ____X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Index on Page 2 of 15

INDEX

Items Furnished Under Cover of Form 6-K

TVX Gold Inc

First Quarter Report 2002

TVX GOLD INC

- **Revenues increase 14% to $44.7 million over first quarter 2001**
- **Earnings from operations before exploration increase 27% to $5.1 million**
- **G & A costs decline 46% to $1.3 million**

TVX GOLD INC. ("TVX") REPORTS FIRST QUARTER 2002 NET EARNINGS OF $1.5 MILLION ($0.00 PER SHARE) ON REVENUES OF $44.7 MILLION COMPARED TO NET EARNINGS OF $3.7 MILLION ($0.02 PER SHARE) ON REVENUES OF $39.3 MILLION IN THE FIRST QUARTER OF 2001. FIRST QUARTER, 2001 EARNINGS WERE IMPACTED BY A $2.2 MILLION MARK-TO-MARKET GAIN ON FINANCIAL INSTRUMENTS, WHICH WAS ABSENT FROM 2002 EARNINGS. EARNINGS FROM OPERATIONS BEFORE EXPLORATION, AT $5.1 MILLION, WERE $2.8 MILLION BETTER THAN PLAN AND $1.1 MILLION HIGHER THAN THE SAME PERIOD LAST YEAR, REFLECTING THE HIGHER REALIZED GOLD PRICE.

The Company enjoyed good first quarter operational performances at the La Coipa, Brasília, Crixás and New Britannia mines, offset by a difficult quarter at the Musselwhite mine. Consolidated gold equivalent production was 117,900 ounces (TVX's share - 58,950 ounces) at total cash costs of $186 per ounce comparing favourably to forecasted production of 115,800 ounces at cash costs of $196 per ounce. Compared to the same period last year, consolidated gold equivalent production fell 700 ounces or 1% whereas cash cost increased 7%.

On April 12, 2002, the Company completed a 71.5 million share equity offering for proceeds, after underwriting fees, of CDN$72.07 million (US$45.4 million) further strengthening the Company's balance sheet. The intention of TVX is to use the proceeds for general corporate purposes in its business of the acquisition, financing, exploration, development, and operation of precious metals mining properties.

First Quarter Highlights

(Three months ended March 31, 2002)

TVX's Share of TVX Newmont Americas Joint Venture's Operations [1]	**Production**	**58,950 gold equivalent ounces**
		488,000 ounces silver
		51,400 ounces gold
	Sales	**60,350 gold equivalent ounces**
	Cash Costs	**$186 per ounce sold**
	Production Costs	**$253 per ounce sold**
TVX Hellas Operations	**Production** *(payable)*	**8,300 tonnes lead**
		6,500 tonnes lead
		503,400 ounces silver

Financial	*(millons US$)*	*2002*	*2001*
	Revenue	**$ 44.7**	$ 39.3
	Net earnings	**1.5**	3.7
	Earnings from operations before exploration	**5.1**	4.0
	Operating cash flow	**4.0**	6.3
	Capital expenditures	**4.5**	6.1

[1] On February 10, 2002, Newmont Mining acquired Normandy Mining and with it Normandy's interests in the TVX Normandy Americas Joint Venture which will now be referred to as the TVX Newmont Americas Joint Venture ("TVX Newmont").

"We were extremely pleased with the overwhelming support for the equity offering," stated Mr. Sean Harvey, President and Chief Executive Officer of TVX. "Our robust balance sheet combined with the continued strength of our portfolio of long-life, low cost, precious metals mines in the Americas will allow us the flexibility to examine all opportunities to maximize value for our shareholders from a position of increased strength".

Revenue from the sale of 120,700 ounces of gold and gold equivalents totaled $36.8 million in the first quarter 2002 compared to revenue of $33.7 million from sales of 121,600 ounces during the same period last year. The Stratoni base metals operation contributed $7.9 million of revenue in 2002 compared to $5.6 million in 2001.

TVX's share of consolidated sales was 50% or 60,350 ounces (2001 - 60,800 ounces) of gold and gold equivalents at a realized price of $325 per ounce (2001 - $304) after deferred hedging gains. The average spot gold price in the first quarter was $290 per ounce (2001 - $264). The Company's share of silver production at La Coipa was 0.49 million ounces at a realized price of silver of $4.02 per ounce, net of deferred hedging losses (2001 - 0.68 million ounces at $4.07). In addition, the Stratoni operations produced 0.50 million ounces of silver in lead concentrate.

Cash provided from operating activities during the first quarter of 2002 was $4.0 million compared to $6.3 million in the same period a year ago. This lower cash flow was the result of a $7.0 million build-up in working capital mainly in the form of delivered bullion.

La Coipa Mine, Chile- *(Placer Dome, Operator)*

La Coipa gold equivalent production was 3% above forecast on better than anticipated silver grades and improved recoveries but compared to first quarter 2001 results, gold equivalent production during the quarter fell 10% as a result of lower milled tonnages and lower gold grades. Easily accessible stockpiled ore contributed to the higher quantities of first quarter 2001 mill feed.

Total cash costs of $221 per ounce, although up 18% from the same period last year, were 11% below budget. The development schedule of the Coipa Norte pit has been modified due to poorer than anticipated ground stability along the north and east walls. No significant variation to the annual forecasted production of 298,000 gold equivalent ounces (TVX's share - 74,500 ounces) is anticipated from the changes to the mining plan.

TVX Newmont Americas Precious Metals Operations

Operations - Summary of Gold Production

For the three months ended March 31, 2002 and 2001

Mine	Year	100% Mine Basis: Tonnes Milled (000s)	Gold Grade g/t	Recovery %	Mine Production ounces	TVX Newmont's Share of Production ounces	TVX Interest in Mine Production %	TVX's Share of Production ounces	Cash Cost $/oz	Production Cost $/oz
La Coipa[1]	**2002**	**1,531**	**1.9**	**76.3**	**71,200**	**35,600**	**25.0**	**17,800**	**221**	**305**
	2001	1,569	2.2	71.9	78,700	39,400		19,700	188	280
Crixás	**2002**	**188**	**8.1**	**95.5**	**46,700**	**23,350**	**25.0**	**11,675**	**112**	**165**
	2001	181	8.6	95.5	47,600	23,800		11,900	111	164
Brasília	**2002**	**4,692**	**0.48**	**77.1**	**55,400**	**27,200**	**24.5**	**13,600**	**192**	**244**
	2001	3,938	0.47	78.4	48,200	23,600		11,800	195	257
New Britannia	**2002**	**190**	**5.0**	**93.7**	**28,800**	**14,400**	**25.0**	**7,200**	**189**	**256**
	2001	181	4.9	93.8	26,800	13,400		6,700	195	297
Musselwhite	**2002**	**266**	**6.7**	**95.5**	**54,300**	**17,350**	**16.0**	**8,675**	**202**	**273**
	2001	324	5.9	94.9	58,000	18,400		9,200	187	249
TOTAL	**2002**				**256,400**	**117,900**		**58,950**	**186**	**253**
Total	2001				259,300	118,600		59,300	174	248

1. Production and grade includes silver converted to gold equivalent

Crixás Mine, Brazil - *(AngloGold, Operator)*

The Crixás mine performed well during the first quarter with gold production of 46,700 ounces (TVX share - 11,675 ounces), 2% lower than the first quarter 2001 level. First quarter production was 2% better than plan as a result of increased mill throughput, with total cash costs at $112 per ounce, essentially the same as last year.

Diamond drilling continued at the Mina III deposit with the goal of investigating the continuity of a thin, high grade, quartz vein below the 600-metre level.

Brasília Mine, Brazil - *(RTZ, Operator)*

Improved mill availability contributed to increased mill throughput and an associated 15% increase in first quarter gold production of 55,400 ounces (TVX's share - 13,600 ounces) over the same period last year. In March, Brasília achieved record production of 20,300 ounces (TVX's share - 5,000 ounces). The improved mill performance is the result of repairs to the grinding mills in 2001.

Total cash costs of $192 per ounce were 2% better than the $195 achieved during the first quarter 2001 as a consequence of higher gold production and reduced power costs resulting from the end of electricity rationing in Brazil.

As part of the process of examining the possibility of increasing gold production at Brasília, a 6 by 2 foot pilot SAG mill has been installed and test work will commence shortly.

As previously discussed, a legal action has been commenced with RTZ Brazil regarding the interpretation of the Shareholders Agreement governing the Brasília mine. RTZ Brazil alleges that rights of first refusal were triggered by the TVX Normandy transaction in 1999 and by the resignation of TVX's former Chairman and Chief Executive Officer, in 2001. RTZ Brazil has purported to terminate the Shareholders Agreement. TVX Newmont does not agree with the interpretation and was successful in bringing an injunction against RTZ Brazil, preventing the Shareholders Agreement from being terminated and preserving the status quo until the actual dispute is heard and ultimately decided.

New Britannia Mine, Canada - *(TVX Newmont, Operator)*

Gold production for the quarter was 28,800 ounces, (TVX's share - 7,200), 7% better than the first quarter 2001 largely as a result of increased mill throughput. Cash costs, at $189 per ounce, were an improvement of 3% over the same period last year.

An Alimak raise was driven into a portion of the orebody to evaluate the potential of mining narrow, isolated mineralized zones that cannot be economically mined using the longhole method. Test mining will begin during the second quarter.

A study will commence shortly to examine the viability of sinking an internal winze verses extending the ramp to exploit the mineralization down to the 4200-foot level. Mining is presently occurring between the 2980 and 3080 levels.

Musselwhite Mine, Canada - *(Placer Dome, Operator)*

First quarter gold production of 54,300 ounces (TVX share - 8,675 ounces) was 6% lower than the same period last year whereas total cash costs, at $202 per ounce, were 8% higher than the $187 per ounce attained during first quarter 2001. Tonnes mined and milled were 18% lower as a result of a number of factors including the change from transverse to longitudinal longhole mining and two backfill failures.

The development of the underground conveyor system and crushing facility remains scheduled for completion by the end of the second quarter 2002. Completion of this project should improve productivity and reduce operating costs.

Stratoni Operations - TVX Hellas S.A.

Summary Stratoni Production *(TVX Gold, Operator)*

Three months ended:	*March 31, 2002*				*March 31, 2001*			
Metal	*Tonnes Milled*	*Grade*	*Recovery (%)*	*Production*	*Tonnes Milled*	*Grade*	*Recovery (%)*	*Production*
	91,510				87,330			
Zinc		**9.84**	**92.4**	**8,300 t**		9.7	88.2	7,500 t
Lead		**7.68**	**91.8**	**6,500 t**		9.1	90.1	7,200 t
Silver		**200**	**85.4**	**503,400 oz**		207	86.2	500,300 oz

Production at the Stratoni operations during the first half of the quarter were impacted by restrictions placed upon mining activities by a local mining inspector. These restrictions remained in place until February 15, 2002 when the Greek Government lifted them by issuing a new mining permit. The permit was granted after extensive consultation with local communities and relevant government departments and an independent study conducted by six Greek professors from the National Technical University of Athens ("NTUA") on behalf of the Ministry of Development. In response to the new mining permit, a local action group filed a Petition of Annulment against the Greek Government to have the new permit annulled. This action is scheduled to be heard on June 7, 2002. The local action group also filed a Petition of Suspension, which is anticipated to be heard on May 27, 2002, requesting activities be suspended until the decision on the Petition of Annulment is released.

Olympias Update

On March 1, 2002, the Greek Conseil d'Etat issued its judgment that annulled the valid permits given by the Greek Government to TVX Hellas, with respect to the development of the Olympias project. The Company is in the process of reviewing all options to recover its significant investment in Greece.

Other Income and Expenses

First quarter administration costs were $1.3 million, being $1.1 million lower than the first quarter last year. These cost reductions were achieved at the TVX Newmont joint venture office in Rio and the TVX Gold head office in Toronto.

Lower interest expense and interest income reflects reduced debt and cash balances at March 31, 2002 and lower interest rates compared to last year.

The mark to market gain/loss on financial instruments was nil in the first quarter of 2002 compared to a gain of $2.2 million in the same period last year. This reflects the hedge book restructuring completed in 2001 whereby all the gold puts are classified as a hedge rather than a trading position. The Company's 3,500,000 ounces of $6 sold silver calls are the only contracts currently marked to market.

The increased income tax expense in the three-month period ended March 31, 2002, compared to the same period in 2001, results from higher mine operating earnings and the lack of tax rate reductions reflected in 2001.

Minority interests and participation rights of $2.1 million represents the net earnings attributed to the TVX Newmont joint venture partner.

Financial Condition, Liquidity and Capital Resources

Consolidated cash and short-term investments amounted to $61.9 million at March 31, 2002, unchanged from December 31, 2001. The Company's share, after minority interests, was $53.7 million compared to $54.7 million at December 31, 2001.

Capital expenditures of $4.5 million during the quarter included $1.4 million relating to construction of the Musselwhite conveyor project.

At March 31, 2002, long-term and current debt was $74.2 million, unchanged from December 31, 2001. This included $67.0 million of export prepayment contracts, which are offset by a long-term asset on the consolidated balance sheet.

Risk Factors, Outlook, Financial Instruments and Economic Factors

These factors have remained unchanged from those discussed in the Management's Discussion and Analysis for the year ended December 31, 2001.

T. Sean Harvey

T. Sean Harvey
President and Chief Executive Officer

May 15, 2002

2002 First Quarter Highlights

(Unaudited)

(US$ millions, except per share amounts)	*Three months ended March 31,* 2002	2001
Revenue	**$ 44.7**	$ 39.3
Net earnings	**$ 1.5**	$ 3.7
Less: Interest on convertible notes[1]	**–**	(2.6)
Amortization of issuance costs[1]	**–**	(0.5)
Adjusted earnings	**$ 1.5**	$ 0.6
Earnings per share	**$ 0.00**	$ 0.02
Operating cash flow	**$ 4.0**	$ 6.2
Operating cash flow per share	**$ 0.01**	$ 0.18
Common shares outstanding *(millions)*		
Weighted average	**357.2**	35.7
Period end	**357.3**	35.7

[1] $250 million, 5% gold linked convertible notes, issued March 24, 1997

Realized Metals Prices

(US$ per ounce)

	Three months ended March 31, 2002 Gold	2002 Silver	2001 Gold	2001 Silver
Spot	**$ 290**	**$ 4.49**	$ 264	$ 4.54
Cash hedge*	**5**	**0.03**	7	0.04
Deferred revenue	**30**	**(0.50)**	33	(0.51)
Realized price	**$ 325**	**$ 4.02**	$ 304	$ 4.07

* Also includes mine actual cash realized versus spot average

TVX GOLD INC.

Consolidated Statements of Operations

(Unaudited)

(thousands of United States dollars, except per share amounts)		*Three months ended March 31* 2002		2001
Revenue	$	**44,663**	$	39,288
Mine operating costs				
Cost of sales		**30,872**		25,962
Depletion and depreciation		**8,695**		9,302
		39,567		35,264
Earnings from operations before the undernoted		**5,096**		4,024
Other expenses (income)				
Corporate administration		**1,288**		2,379
Interest expense		**211**		1,028
Exploration		**914**		994
Foreign exchange loss		**30**		1,231
Interest income		**(1,203)**		(2,014)
Other, net		**(88)**		(2,030)
		1,152		1,588
Earnings before the undernoted		**3,944**		2,436
Income tax (recovery)		**328**		(1,110)
Minority interests and participation rights *(note 7)*		**2,068**		(175)
Net earnings	$	**1,548**	$	3,721
Earnings per share* *(note 3)*	$	**0.00**	$	0.02

* After accounting for interest and amortization of issuance costs on the 5% gold-linked convertible notes

TVX GOLD INC.

Consolidated Statements of Deficit

(Unaudited)

(thousands of United States dollars)		*Three months ended March 31* 2002		2001
Deficit, beginning of period	$	**(456,431)**	$	(221,837)
Net earnings for the period		**1,548**		3,721
Accretion of convertible notes		–		(3,136)
Deficit, end of period	$	**(454,883)**	$	(221,252)

TVX GOLD INC.

Consolidated Balance Sheets

(Unaudited)

(thousands of United States dollars)	*March 31, 2002*	*December 31, 2001*
Assets		
Current assets		
Cash and cash equivalents	$ 41,437	$ 54,528
Short-term investments	20,479	7,395
Accounts receivable	31,542	25,739
Inventories	21,375	24,299
	114,833	111,961
Mining property, plant and equipment	233,902	237,262
Export prepayment contracts	66,983	66,983
Deferred charges	1,781	182
Deferred income taxes	12,534	12,473
Other assets	29,112	29,434
	$ 459,145	$ 458,295
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 24,899	$ 28,266
Current portion of long-term debt	20,590	15,401
Deferred revenue	5,598	5,332
	51,087	48,999
Long-term debt	53,643	58,832
Other liabilities	23,713	22,943
Deferred income taxes	20,468	20,948
	148,911	151,722
Minority interests and participation rights	134,156	132,088
	283,067	283,810
Shareholders' Equity		
Capital stock	594,706	594,661
Contributed surplus	36,255	36,255
Deficit	(454,883)	(456,431)
	176,078	174,485
	$ 459,145	$ 458,295

TVX GOLD INC.

Consolidated Statements of Cash Flows

(Unaudited)

(thousands of United States dollars)	Three months ended March 31 2002	2001
Operating activities		
Net earnings for the period	$ 1,548	$ 3,721
Non-cash items:		
Depletion and depreciation	8,695	9,302
Deferred income taxes	(325)	(1,574)
Minority interests and participation rights	2,068	(175)
Other	330	(2,199)
Deferred revenue	(1,333)	(1,337)
	10,983	7,738
Changes in non-cash working capital	(6,968)	(1,470)
Cash provided by operating activities	4,015	6,268
Investing activities		
Mining property, plant and equipment	(4,521)	(6,101)
Short-term investments	(13,084)	30,945
Other	454	(100)
Cash provided by (used for) investing activities	(17,151)	24,744
Financing activities		
Common shares issued	45	-
Gold-linked convertible notes	-	(5,866)
Minority interest dividends	-	(1,940)
Net long-term debt repayment borrowings	-	(535)
Cash provided by (used for) financing activities	45	(8,341)
Increase (decrease) in cash and cash equivalents	(13,091)	22,671
Cash and cash equivalents, beginning of period	54,528	93,635
Cash and cash equivalents, end of period	$ 41,437	$ 116,306

TVX GOLD INC.

Notes to the Interim Consolidated Financial Statements *(Unaudited)*

MARCH 31, 2002

(UNITED STATES DOLLARS, UNLESS OTHERWISE STATED. ALL AMOUNTS ARE EXPRESSED IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS, UNLESS OTHERWISE STATED)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("GAAP") for interim financial information. Accordingly, these interim consolidated financial statements do not include all information and note disclosures required under GAAP and they should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2001. The interim financial statements follow the same accounting policies and methods of their application as the most recent consolidated annual financial statements except for the adoption of new accounting standards described in note 2.

2. Changes in Accounting Policies

Effective January 1, 2002, the Company adopted a new accounting standard issued by the Canadian Institute of Chartered Accountants ("CICA") relating to stock-based compensation and other stock-based payments. This new standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees, or, alternatively, the disclosure of pro forma net earnings and net earnings per share data as if stock-based compensation had been recognized in earnings. The Company has elected to disclose pro forma net earnings and earnings per share data for options granted after January 1, 2002. Therefore, there is no effect of adopting this standard on the Company's results of operations and financial position.

Also, effective January 1, 2002, the Company adopted retroactively a new CICA accounting standard in respect of foreign currency translation that eliminates the deferral and amortization of currency translation adjustments related to long-term monetary items with a fixed and ascertainable life. There is no impact on the Company's results of operations and financial position as a result of adoption of this new standard.

3. Common Shares and Earnings Per Share

Basic earnings per share is computed by dividing the earnings applicable to common shares for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the earnings applicable to common shares for the period by the weighted average number of common shares outstanding had potentially dilutive common shares been issued. Diluted earnings per share is not presented since it is non-dilutive.

The number of common shares outstanding at March 31, 2002 was 357,323,530 (December 31, 2001 - 357,223,530).

At March 31, 2002, the Company had 12,124,000 stock options and 80,000 warrants outstanding.

	Three months ended March 31,			
		2002		*2001*
Basic earnings per share				
Net earnings	$	**1,548**	$	3,721
Interest accretion on Gold-linked convertible Notes		**-**		(3,136)
Net earnings applicable to common shares	$	**1,548**	$	585
Weighted average common shares outstanding *(000's)*		**357,228**		35,722
Basic earnings per common share	$	**0.00**	$	0.02

4. Commitments and Contingencies

There have been no changes to the commitments and contingencies described in the notes to the consolidated financial statements for the year ended December 31, 2001.

5. Segmented Information

For the three month period ended March 31, 2002

	La Coipa Chile	*Brasília Brazil*	*Crixás Brazil*	*Mussel-white Canada*	*New Britannia Canada*	*Stratoni Operations Greece*	*Greece Develop-ment*	*Corporate/ Others*	*Total*
Revenue	10,224	7,925	6,848	5,287	5,080	7,893	–	1,406	**44,663**
Cost of sales	7,733	5,240	2,624	3,599	3,248	8,428	–	–	**30,872**
Depletion and depreciation	2,967	1,419	1,248	1,266	1,145	640	–	10	**8,695**
	10,700	6,659	3,872	4,865	4,393	9,068	–	10	**39,567**
Earnings (loss) from operations	(476)	1,266	2,976	422	687	(1,175)	–	1,396	**5,096**
Administration	–	–	–	–	–	–	–	1,288	**1,288**
Interest expense	72	45	85	–	–	–	–	9	**211**
Exploration	48	–	39	270	276	–	–	281	**914**
Interest income	(2)	(696)	(223)	(6)	–	–	–	(276)	**(1,203)**
Other	(44)	(323)	82	39	(1)	–	–	189	**(58)**
	74	(974)	(17)	303	275	–	–	1,491	**1,152**
Earnings (loss) before taxes	(550)	2,240	2,993	119	412	(1,175)	–	(95)	**3,944**
Taxes	(25)	(143)	314	–	–	–	–	182	**328**
Minority interests and participation rights	(263)	1,192	1,340	60	206	–	–	(467)	**2,068**
Net earnings (loss)	(262)	1,191	1,339	59	206	(1,175)	–	190	**1,548**
Cash and cash equivalents	2,219	458	3,793	270	35	701	–	33,961	**41,437**
Capital expenditures	999	362	852	1,435	332	526	–	15	**4,521**
Mine property, plant and equipment	70,634	63,211	25,132	46,852	8,758	4,122	15,000	193	**233,902**
Total assets	81,409	151,947	35,291	51,312	12,292	13,167	23,485	90,242	**459,145**

For the three month period ended March 31, 2001

	La Coipa Chile	*Brasília Brazil*	*Crixás Brazil*	*Mussel-white Canada*	*New Britannia Canada*	*Stratoni Operations Greece*	*Greece Develop-ment*	*Corporate/ Others*	*Total*
Revenue	9,388	6,799	6,767	4,899	4,079	5,609	–	1,747	**39,288**
Cost of sales	6,724	5,074	2,843	3,513	3,034	4,774	–	–	**25,962**
Depletion and depreciation	3,261	1,605	1,334	1,175	1,599	323	–	5	**9,302**
	9,985	6,679	4,177	4,688	4,633	5,097	–	5	**35,264**
Earnings (loss) from operations	(597)	120	2,590	211	(554)	512	–	1,742	**4,024**
Administration	–	–	–	–	–	–	–	2,379	**2,379**
Interest expense	109	(16)	119	–	–	–	–	816	**1,028**
Exploration	46	–	22	310	60	–	–	556	**994**
Interest income	–	(628)	(70)	–	–	–	–	(1,316)	**(2,014)**
Other	514	1,284	282	72	55	–	–	(3,006)	**(799)**
	669	640	353	382	115	–	–	(571)	**1,588**
Earnings (loss) before taxes	(1,266)	(520)	2,237	(171)	(669)	512	–	2,313	**2,436**
Taxes	(91)	(701)	339	–	–	–	–	(657)	**(1,110)**
Minority interests and participation rights	(587)	91	949	(86)	(334)	–	–	(208)	**(175)**
Net earnings (loss)	(588)	90	949	(85)	(335)	512	–	3,178	**3,721**
Cash and cash equivalents	202	32,341	6,458	(192)	260	2,868	–	74,369	**116,306**
Capital expenditures	2,399	362	465	301	416	1,149	1,009	–	**6,101**
Mine property, plant and equipment	94,500	65,032	26,247	47,066	20,918	2,962	231,141	3,218	**491,084**
Total assets	107,648	155,691	37,297	51,008	24,104	21,521	236,026	123,559	**756,854**

Geographic segments are as follows:

	March 31, 2002	*March 31, 2001*
Revenue		
Canada	**$ 11,773**	$ 10,725
Chile	**10,224**	9,388
Brazil	**14,773**	13,566
Greece	**7,893**	5,609
	$ 44,663	$ 39,288
Identifiable assets		
Canada	**$ 108,399**	$ 135,052
Chile	**85,944**	134,078
Brazil	**191,428**	200,102
Greece	**36,652**	258,586
Others	**36,722**	29,036
	$ 459,145	$ 756,854

6. Subsequent event

On April 12, 2002, the Company completed an equity offering of 71,500,000 common shares at Cdn. $1.05 per share for gross proceeds of Cdn. $75,075,000. The proceeds after underwriting fees were Cdn. $72,072,000.

7. Supplementary information on minority interests and participation rights

	Three-month period ended March 31, 2002	*2001*
Revenue	**$ 17,707**	$ 15,966
Mine Operating Costs	**15,249**	15,084
Other expenses	**390**	1,057
Minority interests and participation rights	**$ 2,068**	$ (175)

TVX GOLD INC

TVX GOLD INC.
220 Bay Street,
Suite 1200
Toronto, Ontario
Canada M5J 2W4
Telephone: 416 366 8160
Fax: 416 366 8163

INVESTOR CONTACT

Toll Free (in North America)
1 877 TVX GOLD (889 4653)
E-Mail: info@tvxgold.com

Carl Hansen
Investor Relations Manager
Tel: (416) 941 0119
cbhansen@tvxgold.com

Tracey Thom
Investor Relations Coordinator
Tel: (416) 941 0134
tthom@tvxgold.com

INTERNET WEBSITE

www.tvxgold.com

STOCK SYMBOL: EXCHANGE

TVX: TSX

TVX: NYSE

All dollar figures are expressed in United States dollars, unless otherwise stated.

FORWARD LOOKING STATEMENTS
Some statements in this report contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TVX GOLD INC.

By:

R. Gregory Laing
General Counsel, Vice President
and Corporate Secretary

Dated: May 29, 2002